May 21, 2007

Dear Shareholder:

        The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. will be held on Thursday, June 14, 2007 at 2:00 p.m., at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

        In addition to the customary Agenda items, the Board of Directors proposes to reduce the issued capital account of the Company by U.S $2 million. It is proposed that this shall be done by the cancellation of 2.0 million Common Shares held in treasury, and to transfer such U.S $2 million to the freely distributable share premium and reserves of the Company. The number of issued Founder's Shares of the Company will also be adjusted accordingly, as per Article Ten of the Articles of Incorporation of the Company.

        This year, for corporate governance reasons, the Board of Directors proposes to amend the Company's Articles of Incorporation (i) to reduce the authorized capital from the current 69.0 million Common Shares and 17.25 million Founder's Shares to 65.0 million Common Shares and 16.25 million Founder's Shares, and (ii) to approve the recommendation from the Board of Directors to authorize the Board to implement the suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company's 1997 Stock Option Plan.

        It is the Company's Board of Directors' intention to require the express approval of the Shareholders for any transaction involving a future issuance of Common Shares of the Company. The provisions with respect to validity of authorized capital and the related suppression of shareholders' preemptive rights will be effective on a "rolling" one-year basis. Further details of these Agenda items can be found in the Report of the Board of Directors which is a part of this mailing.

        The Board of Directors proposes that the Company (or any wholly-owned subsidiary) becomes authorized to purchase Common Shares of the Company in the open market provided that such purchase is according to applicable standards and regulatory regimes and the minimum price for such Common Share shall not be less than "stated value".

        The Board of Directors also invites the Annual General Meeting to elect the eight nominated directors including the Chairman. The Board of Directors is recommending expanding the size of the Board with the addition of one Director and is nominating Mr. Håkan Larsson, who has an extensive background in shipping, for this additional seat on the Board.

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including financial statements and auditors reports, as well as Proxy Card for Common Shares relating thereto. Common Shareholders of record at the close of business on May 15, 2007, will be entitled to vote at the Annual General Meeting. Notwithstanding the Company's delisting of its American Depositary Shares (ADSs) from Nasdaq on May 21, 2007 and termination of the American Depositary Receipt (ADRs) program with Citibank N.A. on May 24, 2007, we confirm that Citibank N.A. will continue to tabulate ADR Voting Instructions for purposes of the Annual General Meeting for all ADR holders as of the record date.

        Finally, as the date for payment of the final dividend to Common Shareholders falls after the termination of the ADR program, Citibank will not distribute the dividend to those ADR holders who have not surrendered their ADRs and requested delivery of the underlying Company shares before the dividend record date of June 20, 2007. ADR holders who fail to convert their ADRs by the record date may subsequently claim their dividend upon submission of their ADRs for cancellation and conversion to Common Stock.

        To assure your Common Shares are voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card so that it will be received in time.

        The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

                      Sincerely,

                      Jacob Stolt-Nielsen
                      Chairman of the Board

Registered Office: 23, avenue Monterey, L-2086 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 12179